Christopher S. Auguste Partner T 212.715.9265 cauguste@kramerlevin.com	1177 Avenue of the Americas New York, NY 10036 T 212.715.9100 F 212.715.8000

March 23, 2022

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

Division of Corporation Finance
Office of Real Estate &Construction
100 F Street, N.E.
Washington, D.C. 20549

Attention: Ruairi Regan

Re:    Qomolangma Acquisition Corp.

Draft Registration Statement on Form S-1

Submitted November 22, 2021

CIK No. 0001894210

Dear Mr. Regan:

Reference is made to the letter dated December 22, 2021 (the “Comment Letter”) addressed to Mr. Jonathan Myers, setting forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced draft registration statement filed by Qomolangma Acquisition Corp. (the “Company”) with the Securities and Exchange Commission.

This letter sets forth the responses of the Company to the Staff’s comments. For your convenience, the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with the response to each comment set forth immediately under that comment. The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.

Draft Registration Statement on Form S-1

Cover page

1. Please expand your disclosure on the cover page to address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company’s ability to accept foreign investments, or list on an U.S. or other foreign exchange.

In response to the Staff’s comment, the Company stated on the Cover Page that it will not conduct an initial business combination with any target company that conducts operations through variable interest entities (VIEs) and removed disclosures pertaining to VIEs that will no longer be relevant to the Company. The remaining disclosures requested by the Staff not pertaining to VIEs have been added.

Kramer Levin Naftalis & Frankel LLP	New York | Silicon Valley | Paris

March 23, 2022

2. We note your disclosure that the VIE structure is used to replicate foreign investment in China-based companies. We note, however, that the structure provides contractual exposure to foreign investment in such companies rather than replicating an investment. Please revise accordingly.

In response to the Staff’s comment, the Company modified this disclosure to say that VIEs are a series of contractual arrangements used to provide the economic benefits of any control with respect to Chinese-based companies. In addition, the Company modified the S-1 to disclose that it will not conduct an initial business combination with any target company that conducts operations through VIEs and removed disclosures pertaining to VIEs that will no longer be relevant to the Company.

3. We note your disclosure here and elsewhere regarding VIEs and the holding company's control predicated on contracts instead of equity ownership. Given that neither the investors in the SPAC nor the holding company itself will have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE, please refrain from implying that the VIE agreement is equivalent to an equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to and clearly describe the conditions you met for consolidation of the VIE under U.S. GAAP and your disclosure should clarify that, for accounting purposes, you will be the primary beneficiary. In addition, your disclosure should note, if true, that the agreements have not been tested in a court of law. Please revise here, Summary, Risk Factors and where appropriate.

In response to the Staff’s comment, the Company stated on the Cover Page that the Company will not conduct an initial business combination with any target company that conducts operations through VIEs. As such, the disclosures referenced here are no longer relevant to the Company.

4. Provide a description of how cash is transferred through your organization and disclosure regarding your intentions to distribute earnings or settle amounts owed under the VIE agreements. State whether any transfers, dividends, or distributions have been made to date.

In response to the Staff’s comment, the requested disclosures have been added to the Cover Page.

March 23, 2022

5. We note the disclosure regarding the potential lack of inspection by the PCAOB. Please revise your cover page to address the Holding Foreign Companies Accountable Act, the risk that the PCAOB will not be able to inspect or fully investigate the auditor of a company targeted for an initial business combination, and how the HFCAA may impact the company.

In response to the Staff’s comment, the Company stated on the Cover Pager that it will not conduct an initial business combination with a target company that has an auditor that PCAOB is unable to fully inspect, and will not engage an auditor following an initial business combination that PCAOB is unable to fully inspect. As such, the requested disclosures are no longer relevant to the Company.

Summary, page 1

6. Provide a clear description of how cash will be transferred through the post-combination organization if you acquire a company based in China. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors that may apply after a business combination with a company based in China. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

In response to the Staff’s comment, the requested disclosures have been made under the heading “Transfers of Cash to and from our Post Business Combination Subsidiaries” on page 4.

7. We note your disclosure on page 23 that as you are not currently in the PRC, and are a Delaware entity, you are not required to obtain any permission to issue your securities in this initial public offering from any PRC authorities. Please disclose the consequences to you and your investors if you inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.

In response to the Staff’s comment, the requested disclosures have been added on page 24.

8. We note your disclosure on page 25 that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor or the auditor of a company you may target for an initial business combination. Please disclose that as a result an exchange may determine to delist your securities.

In response to the Staff’s comment, the Company stated on page 25 that it will not conduct an initial business combination with a target company that has an auditor that PCAOB is unable to fully inspect, and will not engage an auditor following an initial business combination that PCAOB is unable to fully inspect. However, the Company stated generally that companies that PCAOB is unable to fully inspect may have their securities delisted.

March 23, 2022

9. In your summary of risk factors, please provide cross-references to the more detailed discussion of these China related risks in the prospectus. Also, specifically disclose that rules and regulations in China can change quickly with little advance notice. Please revise to clarify the risks and uncertainties with respect to the PRC legal system and also address the possibility that the trading in the securities of the post-combination company may be prohibited under the Holding Foreign Companies Accountable Act. For each bulleted risk factor that relates to being based in or acquiring a company in China, please include page numbers that cross-reference the more detailed discussion in the risk factors section.

In response to the Staff’s comment, the Company added the requested cross-references, including page numbers, and the other requested disclosures, on pages 28 and 29.

Risk Factors, page 31

10. We note your risk factor “If the PRC government determines that the contractual arrangements constituting part of any future VIE structure....” on page 63. Please revises your disclosure to clarify that the assets of your VIEs may conduct all or substantially all of your operations.

This risk factor was deleted, as the Company will no longer conduct an initial business combination with a target company that conducts operations through VIEs.

11. Please expand your risk factor disclosure to address specifically any PRC regulations concerning mergers and acquisitions by foreign investors that your initial business combination transaction may be subject to, including PRC regulatory reviews, which may impact your ability to complete a business combination in the prescribed time period.

In response to the Staff’s comment, the requested disclosures have been made under the heading “M&A Rules and other PRC regulations may make it more difficult for us to complete an acquisition of a target business” on page 65.

12. In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight could impact the process of searching for a target and completing an initial business combination.

In response to the Staff’s comment, the requested disclosures have been added on page 68-69.

March 23, 2022

13. We note from the audit opinion and your risk factor on page 61 that you have a U.S. based auditor that is registered with the PCAOB and currently subject to PCAOB inspection. Please disclose the risk that lack of inspection could cause trading in your securities to be prohibited under the Holding Foreign Companies Accountable Act.

In response to the Staff’s comment, we note that the Company will not conduct an initial business combination with a target company that has an auditor that PCAOB is unable to fully inspect, and will not engage an auditor following an initial business combination that PCAOB is unable to fully inspect. Nevertheless, the requested disclosure has been added beginning on page 61, in the event the Company inadvertently concludes that any such auditor is able to be fully inspected by PCAOB or laws or regulations change preventing any such auditor from being fully inspected in the future.

14. Please expand your risk factor disclosure to discuss that the United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted. Please also revise to include a discussion of the amendments adopted by the SEC to finalize rules relating to the Holding Foreign Companies Accountable Act.

In response to the Staff’s comment, we note that the Company will not conduct an initial business combination with a target company that has an auditor that PCAOB is unable to fully inspect, and will not engage an auditor following an initial business combination that PCAOB is unable to fully inspect. Nevertheless, the requested disclosure has been added on page 62.

If you have any questions or comments regarding the responses of the Company to the Staff’s Comment Letter, please do not hesitate to contact me at (212) 715-9265.

Sincerely,

Christopher S. Auguste

CSA:cr

cc:	Jonathan Myers

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